Filed by Washington Prime Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Washington Prime Group Inc.
Commission File No.: 001-36252

SEPTEMBER 16, 2014 / 2:00PM - Washington Prime Group Inc. to Acquire Glimcher Realty Trust Conference Call

CORPORATE PARTICIPANTS

Barbara Pooley Washington Prime Group Inc. - SVP, Finance & Administration

Mark Ordan Washington Prime Group Inc. - President & CEO

Michael Glimcher Glimcher Realty Trust - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Nathan Isbee Stifel Nicolaus - Analyst

Ross Nussbaum UBS - Analyst

Todd Thomas KeyBanc Capital Markets - Analyst

Andel Sangusty Morgan Stanley - Analyst

Paul Morgan MLV & Co. - Analyst

Craig Schmidt Bank of America Merrill Lynch - Analyst

R.J. Milligan Raymond James - Analyst

D.J. Busch Green Street Advisors - Analyst

Kunal Madhukar Jefferies & Co. - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the Washington Prime acquires Glimcher conference call. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference over to your host for today, Ms. Barbara Pooley. Please proceed.

Barbara Pooley - Washington Prime Group Inc. - SVP, Finance & Administration

Thank you, Kim. Good morning. Welcome to the Washington Prime Glimcher transaction call. I am Barbara Pooley, SVP, Finance for Washington Prime. Presenting on today’s call are Mark Ordan, CEO of Washington Prime and Michael Glimcher, Chairman and CEO of Glimcher Realty Trust. After our prepared remarks, we’ll open the lines for Q&A.

In connection with the proposed transaction, Washington Prime will file with the SEC a registration statement for the transaction. The registration statement and related proxy statement will contain important information about the transaction. Investors are urged to read these materials when they become available.

In addition, this presentation contains forward-looking statements. Such statements are based on the current beliefs and expectations of management and actual results may be materially different because of a variety of risks and other factors. And now for our prepared remarks, I’m pleased to introduce Mark Ordan.

Mark Ordan - Washington Prime Group Inc. - President & CEO

Thank you. Good morning and thank you, everybody, for joining me and Michael Glimcher this morning for today’s call. I can’t be more excited by what we are announcing today. To put this in context, I’ll remind you that we spun off from the Simon Property Group just a few months ago on May 28. We were thrilled to have a diversified portfolio of both enclosed and open-air shopping centers, a portfolio with strong cash flow from an asset base with affordable rents per square foot, a sector-leading balance sheet, which we look forward to providing stability, reinvestment opportunities, redevelopment opportunities and growth. We were proud to have a stable investment grade rating and we said that we would do everything we can to always maintain an investment grade rating.

We took comfort in our transition service and management and leasing agreements with the Simon Property Group because that allowed Washington Prime to focus on operations with a full rented support office. We were also thrilled that we were going to have an important strategic relationship with the Simon Property Group, which we thought would benefit us in many ways to come. We are also thrilled to have an independent and as important a highly qualified cast of Board members. And joining me a great core management team to lead Washington Prime.

In our roadshow, which again was just a few months ago, we told investors that our intention was, number one, to strengthen core operations. There was nothing more important to a company like ours than a growing stable core cash flowing operation. And then we said on top of that, we would acquire and/or redevelop assets and portfolios that had demonstrable franchise value. What that means is we look for properties that have strong cash flow, sensible rent rolls so that retailers can succeed in our centers, a lasting and defensible position in the community or market, places that are here to stay. And then a franchise value asset is one where there are opportunities for cash flow growth and we said at the time that we are indifferent to whether there is a roof or no roof over the property. Washington Prime is about growing cash flow.

We look forward to continuing our legacy of redevelopment and selective ground-up development with our team in place in Indianapolis. And as I said before, we said that whatever we do, we are going to do it with a close eye toward maintaining our strong balance sheet and credit rating. So why am I excited? Because only three months later, we are announcing a merger with the Glimcher Realty Trust. I want to put this in perspective. Over the last few months, we have looked at scores of portfolios and hundreds of assets that we could have purchased. There was no shortage of opportunities for us to grow, but we saw very few opportunities to grow the way I just described by adding to franchise value.

And that’s why a few months ago when we started this, we said we are going to hold out for something special. Sorry it took so long, but our first choice is what we are announcing today. By combining with Glimcher, we are adding a diversified, high-quality and strong cash flowing portfolio. Importantly, the Glimcher portfolio spans high-end, super quality assets, bellwether middle-market assets and also lifestyle centers, which, as you know, are an important part of Washington Prime.

We’ve broadened our geographic reach. We’ve broadened our portfolio tenant mix. Maybe most importantly, we are now combining with a proven management team that is known to have been making demonstrable progress in increasing the Glimcher portfolio asset quality. They have some great centers.

Very important when we started, we said that we will eventually transition from our transition service agreement with the Simon Property Group. Now we will have a scalable, integrated headquarters and support structure located in Columbus, Ohio to more smoothly transition from the Simon Property Group when our agreement is over. We believe that this will enable significant G&A and property expense synergies. We are sure of that. We look at the path that Glimcher, Michael and his team, have gone down to create a branded shopping experience and we look forward to broadening that across the combined portfolio.

As I mentioned earlier, we thought at the outset that there was tremendous value in our strategic relationship with the Simon Property Group. Getting the broad industry and transition expertise from Simon, terrific Board-level guidance and as you see today, the ability to do a fully negotiated arm’s-length transaction that benefits us and we assume will benefit the Simon Property Group. And we are very excited because we have our small band at Washington Prime to be able to pool our management team that will be led by me as Executive Chairman and Michael Glimcher as CEO.

I would note that I’m not retiring, that Michael and I will be working as partners. As Executive Chairman and CEO, I think the two of us can combine our strengths to make this a very dynamic growing company. I think we will have both of us more than full-time jobs ahead of us here. And we are very excited.

As part of this transaction, we are changing our name from Washington Prime to WP Glimcher. I hope there aren’t too many of you out there that will be sorry to see the name Washington Prime go. I won’t have to defend that decision again.

Let me talk about the transaction. Washington Prime will acquire Glimcher Realty Trust for $14.20 a share. That is consisting of $10.40 in cash and 0.1989 shares of WPG per Glimcher share. Concurrent with the closing, the Simon Property Group will acquire two Glimcher assets, Jersey Gardens and University Park Village, for just over $1 billion and this will close simultaneously with the proposed transaction.

To put this in context, this was a highly negotiated transaction and was necessary for us as part of our financing to sell some of the assets that are in the Glimcher portfolio today. Again, with an eye toward our credit rating and proper leverage levels, this was very important for us when we first thought of doing this.

As I said before, I’ll be Executive Chairman. My primary focus — well, I won’t even say what my primary focus is because Michael and I will be focused on just about everything, but I’m very excited that Michael, as CEO, will be running the day-to-day operations of the Company based in Columbus, Ohio, where I visited and I will be visiting very often. Michael and another Glimcher Board member will join the new company Board, which will increase our size from our current seven to nine. Rick Sokolov, who has been our Chairman, will now be succeeded by me. That’s probably a downtick, but Rick and David will continue to serve on our Board, along with the rest of our Board.

We expect to maintain our quarterly dividend at an annual run rate of $1 per share. We expect this transaction to close in early 2015 and it’s subject to customary closing conditions, including approval by the Glimcher shareholders.

What are the benefits? I’ve touched on them, but I’m excited enough, I will repeat myself. This adds a very high quality mix of assets to our portfolio. We combine great management expertise from financial, to operational, merchandising, growth. I think this puts us in great shape. And we are able to leverage Glimcher’s very scalable operating platform, which reduces transition risk.

At Glimcher, there is already a structure in place providing management, accounting, information technology, HR, marketing and other administrative functions that will be necessary when we do migrate from our agreement with the Simon Property Group. As I said before, we believe working together will achieve significant G&A and property-level expense synergies. Glimcher has run lean and we have a very small overhead. We believe that in combination, we will operate very, very efficiently and we are very happy to have our Company headquartered in Columbus, Ohio. I may root for Ohio State.

We think this will increase our scale, maintain our liquidity, maintain a competitive cost of capital, which obviously is extremely important to us and we expect to maintain our investment grade ratings. As you can imagine, we have already reached out to rating agencies. We expected that there would be at least a negative watch, which we would anticipate getting. We are committed to bringing our leverage levels at the close of this transaction to lower than 7 times, which we think along with an increased quality of the portfolio, the stability of the transition we think, we hope will continue to maintain — we will continue to maintain our strong and important credit rating. And we appreciate the rating agencies’ time and thoughts about this.

On page 8 of the presentation, there are sources and uses, which I will not walk through because I am sure you can read it, but I will highlight that between the sale of properties to Simon, assuming mortgage debt and opportunities — we have an array of opportunities from JVs, to asset sales, a bridge loan commitment that is already (technical difficulty) and other possible capital market transactions, we can fund this comfortably and as I said earlier maintain a below 7 times leverage level.

We believe that this will be accretive to FFO during 2015. I’ve mentioned the synergies before, which I think are very important. I think that Michael and I both see increasing cash flows. When we look at our combined rent rolls, we see a lot of upside potential. Both companies have stabilizing current redevelopment projects and we will continue to execute on new redevelopment and ground-up development. I’d say, by the way, this is all important because anybody can develop, but you have two companies with a pedigree of developing successfully and I think that combining our paths will unlock a lot of new opportunities, which I could not be more excited about.

I mentioned before that we’ll have the flexibility of potential JVs, asset sales, capital markets transactions and importantly, we have our bridge facility in place and I hope that you would take a cue from the fact that we are doing this transaction so early in our life that we are not going to sit for the next few months and wake up to get our capital markets activities done. We are working hard on all of these avenues starting right now.

I am thrilled to be sharing this call with Michael Glimcher, who will be the CEO of WP Glimcher, which many people will shorten. So Michael?

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

Thank you so much, Mark. I couldn’t be more excited today and on behalf of everyone at Glimcher, we are so excited about partnering with Mark, as well as the talented team, which has already been put into place at WPG today. Through the strong Glimcher platform, which is in place, the enhanced team bringing talent over from WPG, we believe we are going to create a winning team. We will be playing in lifestyle, malls, community centers and in the outlet world. We believe we are putting together a winning property group of all retail varieties. This portfolio will consist of 119 assets comprising 68 million plus square feet, $8.5 billion of portfolio value. At 92.5% leased, we believe there is room to grow rents, as well as occupancy as we have historically at Glimcher.

This national portfolio has assets in 30 states. It has a diversified geography, diversified tenant type and asset type as well. What a great opportunity to invest in a winning property group of all retail types. The new company will continue to drive strong releasing spreads as we have historically at GRT. We will lease up the vacant 7.5% and enhance asset positioning within each market that we play. We will invest capital at advantageous returns into this portfolio. As this transaction proves, quality can be enhanced through acquisition opportunities, all while maintaining an investment grade balance sheet. Through repositioning, re-leasing and asset sales, we will constantly work to enhance the quality and growth profile of this portfolio.

With a small team in place at WPG, there is minimal overlap today. With the larger portfolio, there are tremendous operating synergies. We are excited over time to transition off the Simon service agreement to the new combined platform, which is certainly scalable. We’ll strengthen the balance sheet through JV opportunities, cull from the bottom of the portfolio, confirm investment grade rating and issue unsecured bonds to retire the bridge and deepen our tenant relationships with more opportunities going forward. We are a winning property group. We are WP Glimcher. At this time, we’d like to open up the call for any questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Nathan Isbee, Stifel.

Nathan Isbee - Stifel Nicolaus - Analyst

Good morning. Just looking at the combined portfolios, I’m just curious on a strategic basis, you have the Glimcher portfolio, which is significantly higher quality, significantly higher sales per square foot productivity joining up with the Washington Prime. Can you talk about in terms of leasing and in terms of just growing NOI out of those what I think are distinctly different portfolios, how you see that evolving over the next few years?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Look, I think we will both maybe take a shot at that. When we looked at this, we saw a portfolio where many assets resemble our assets. We greatly admire the strides that Michael and his team have gone through to create a very high quality, upscale portfolio. So we actually thought that this was a great fit, that there are open-air centers across the spectrum between two portfolios, a great concentration of very strong cash flowing community center franchise value assets and a higher, I would say higher quality assets that are in the Glimcher portfolio. So we actually saw this as just broadening where we are and I think every type of asset that we are leasing today at Washington Prime exists in the Glimcher portfolio. There’s just more of them. I’d also remind you that our Community Life Center team is part of Washington Prime and continues to be. So that part of our operation is already leasing and now will have more assets.

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

Nate, it is Michael. Historically, we’ve had a very broad deviation from the main when you think about our average asset, which has given us an opportunity to trade with all kinds of retailers, whether it be Sephora or Ulta or Macy’s or Target. With a very strong community center team already in place, with the mall and lifestyle team already in place at Glimcher and the community center team, which comes from WP, it is a great opportunity — there’s probably not a retailer that we won’t be doing business with in this portfolio and many of these tenants who historically would only go into one asset type are now jumping from asset to asset, whether it be box retailers going into malls or some fashion retailers going into open-air centers. So we look at this as a great play and a great opportunity for people to play in retail across all sectors and for us to leverage these relationships throughout this portfolio. So for that, we are very excited to be able to do more deals with the same people we are all doing business with today.

Nathan Isbee - Stifel Nicolaus - Analyst

Okay, Michael, but I mean I think, over the last eight years, you’ve been on record a number of times and I think your asset sales and purchases have demonstrated where your mind is in terms of the direction of the mall industry in terms of productivity. I mean even today, you had 15 of your lower productivity malls that you were marketing. So I get that you are leasing to more than one — many different types of retailers, but in terms of quality, your direction was one way and it seems like you have sort of changed directions here.

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

Well, I would say, Nate, historically, we took a portfolio and we were able to upgrade it and enhance the quality considerably, lease space and create better assets through leasing, as well as through acquisitions and dispositions. I don’t know that those things are going to change. The difference here is we are going to have a stellar investment grade balance sheet and when you look at what this transaction does, the Glimcher portfolio to WP, you think about what every transaction can do going forward. I don’t think the strategy is all that different. It is trading in all retail types, it is upgrading, it is culling from the bottom and it is investing capital to enhance throughout middle. So it’s maybe a little bit of a step back from the overall average portfolio, but asset quality, which we will certainly improve, but we also are going to have a much better balance sheet to do it with and not having to repair our balance sheet and a portfolio all at once is a lot easier of a task.

Nathan Isbee - Stifel Nicolaus - Analyst

Okay. And then just as the follow-up, can you talk about the decision to sell Jersey Gardens, which arguably is probably your best — is clearly your best asset and has a nice growth runway ahead of it based on all the recent work that was done there?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Nate, it’s Mark. The decision to sell Jersey Gardens was 100% looking at how we would finance a transaction like this. So it’s a fabulous asset. We just can’t have our eyes bigger than our stomachs, so that is the reason. If we could have afforded to do it, we would have kept it. But when we first looked at this, we knew that that was an imperative.

Nathan Isbee - Stifel Nicolaus - Analyst

All right, thanks.

Operator

Ross Nussbaum, UBS.

Ross Nussbaum - UBS - Analyst

Hey, guys, it’s Ross Nussbaum. I’m here with Jeremy Metz. Mark, is there anything you can share with us at this point in terms of economics both in terms of how you think about the cap rate on the two asset sales over to Simon, as well as what the resulting cap rate is if you exclude those assets on what you are paying for Glimcher?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Well, I don’t want to shock you, Ross, but we are not going to disclose cap rates. What I would say is that, as I mentioned earlier, it was a highly negotiated transaction with Simon, so I still have scrapes from that. We think that the values are appropriate in today’s market. We think that the portfolio has great upside potential, but I couldn’t quantify it beyond that.

Ross Nussbaum - UBS - Analyst

Okay. And how — maybe walk us through from a governance perspective how did things work with David and Rick sitting on your Board, but also representing Simon in terms of purchasing those two assets? How did that all play out from a governance perspective?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Well, as you can imagine, they totally recused themselves from the process when there was anything to do with the negotiation. So when we talked at the beginning of having a good strategic partnership, if anything, it makes us that much more aware than maybe other companies would be of where your limits are. So while early on thinking about how this could benefit this overall transaction or a transaction like this could benefit us, Rick and David were enormously helpful. I said to them, if we do this, we are going to need to sell assets and I think there are assets in this portfolio that you might like to own. Well before we got to the point of having those negotiations, they were no longer a part of any of the Board proceedings.

As I mentioned earlier, I think one of our strengths at Washington Prime is, as great as David and Rick are, we also have a very strong, qualified, independent Board of people who know real estate, know transactions and know good governance. So we did this extremely carefully and I lost no sleep over it because everybody was aware of how important that is.

Ross Nussbaum - UBS - Analyst

Okay, so just to be clear, you are saying David and Rick did not vote, they were not voting or they did not agree upon the final price that you were paying for Glimcher (multiple speakers)?

Mark Ordan - Washington Prime Group Inc. - President & CEO

That’s absolutely correct.

Ross Nussbaum - UBS - Analyst

Okay, thank you.

Operator

Todd Thomas, KeyBanc Capital Markets.

Todd Thomas - KeyBanc Capital Markets - Analyst

Hi, good morning. I know that this deal hasn’t closed yet, but can’t help but notice, as you pointed out, that this transaction is taking place in just a few months since the spin. Michael, Mark, I guess, do you see there being more large transactions out there based on what you’ve looked at or what you are looking at? And I was just curious if you could sort of comment on what else you are seeing today.

Mark Ordan - Washington Prime Group Inc. - President & CEO

We both want to answer the question, but I yield to Michael.

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

I think we are very excited, Todd. Hopefully, this is the first of many transactions and what I am personally most excited about is being on the same side of the table as Mark in the next one and this is a platform that was built for growth. It’s a scalable platform and absolutely the next order of business is to get this closed and to move on to the next opportunity.

Mark Ordan - Washington Prime Group Inc. - President & CEO

We don’t plan any more acquisition announcements today, but it’s still early in the week.

Todd Thomas - KeyBanc Capital Markets - Analyst

Okay. And then just one last follow-up I guess on Ross’ line of questioning regarding the pricing. I guess we are coming up with a low 6% cap rate on a combined basis based on today’s NOI, I guess a low 4% cap rate for Jersey Gardens, maybe 6.8%, high 6% cap rate range I guess for the rest of the portfolio. Is that sort of the right way to think about it?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Well, as I said, we’re not going to discuss cap rates, so I can’t really comment on your calculation. I’m not trying to be difficult; I would just say that we think that we know cap rates generally in the market and we think this is in line with prevailing values.

Todd Thomas - KeyBanc Capital Markets - Analyst

Okay, thank you.

Operator

[Andel Sangusty], Morgan Stanley.

Andel Sangusty - Morgan Stanley - Analyst

Hey, good morning. Thanks for taking my question. I guess, Mark, can you talk a bit more about the implications of this transaction on the WPG balance sheet? You mentioned earlier in the call the importance of your investment grade rating and your leverage target goals. So given those comments should we expect further asset sales either on the former WPG or Glimcher side or both will be part of your funding for this deal?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Well, I’d say a couple of things. First, what I said before is that we have several levers that we can pull. We believe that sometimes you can have terrific JV partners, so that’s a possibility. We have lots of levers in the capital markets and Michael and I will look at the combined portfolio and think about whether or not there are opportunities for select asset sales. So there’s lots of ways that we can go with this. While we want to make sure that we retain our credit rating and a strong balance sheet, there’s always that tug-of-war with smart, prudent growth and leverage. So I think it would be unwise to keep your head down in the sand and not take advantage of an opportunity like this and again, we structured it very carefully so that we could sell assets at the close and potentially have JVs in place and other ways to reduce our indebtedness so that we could go forward in a measured way. And I think we expect this to close in early 2015. We have time to make sure that we are on the right path.

Andel Sangusty - Morgan Stanley - Analyst

Okay, I appreciate that. And following up, just curious on your thoughts and maybe Michael too of some of the Glimcher higher quality assets, maybe Scottsdale, Malibu, just curious if those assets fit within the long-term WPG strategy? Previously you had talked about being more of a B, B+ mall operator. Clearly those are pretty good assets. So just curious as you look ahead how you think about some of the higher quality assets in the Glimcher portfolio. And then just a point of clarification. I thought I heard earlier that you said that there will not be any cost in transitioning off the SPG operating platform. Just wanted to clarify that that was in fact correct.

Mark Ordan - Washington Prime Group Inc. - President & CEO

All right. Well, two things and then I am going to turn it to Michael. Number one, we never said that we were in the B mall business. We said that we are in the cash flow business and for Scottsdale and other great properties in the Glimcher portfolio are great assets with great long-term potential. And I can’t say that with pride of authorship; Michael can talk about that. But they are great fits and they are one of the reasons we were excited about doing this. And we are not today announcing when we are going to move off of the Simon platform. It is working very well. We have lots of fish to fry. The transaction — the agreement ends in the middle of 2016 and we’ll determine over time whether we should think about ending that earlier or not, but that’s not a concern of ours. The beauty of that agreement is it provides all the support that we need and it’s another thing that Michael and I will think about.

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

And I would say what’s great about this portfolio is it really provides multiple opportunities, whether it be mall, outlet, community center, lifestyle. I am excited. I’ve been able to play in all of those categories historically and excited about playing in them going forward. If you look at the Glimcher lifestyle portfolio, as well as some of the assets within the WPG community center portfolio, there is a strong group of lifestyle centers. We can certainly build around it as we find opportunities there and we may find opportunities in other asset types. This is a unique situation where it is all about finding the right winning property and it doesn’t have to be in one moniker or the other. It’s just what is a great asset with great cash flow and great growth and that creates a very unique and special company here.

Andel Sangusty - Morgan Stanley - Analyst

I appreciate it, gentlemen. Thank you.

Operator

Paul Morgan, MLV.

Paul Morgan - MLV & Co. - Analyst

Hi, good morning. Michael, if you go back several years now, many years I guess, Glimcher had a combined portfolio where you had malls and shopping centers like the combined company will have and you guys pointedly moved away from that and now you are sort of suggesting that there are merits to having both. How do you think about it as the future CEO the synergies or lack of synergies from having a big shopping center portfolio as part of the malls? Is there anything different now or do you think that could be a source of proceeds for asset sales to invest in future mall deals or are you committed to the shopping centers?

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

Really good question and for me, the way I think about it is it’s about having a rock solid investment grade balance sheet and that comes first. So why have we at Glimcher historically sold assets was really to get capital to be able to reinvest in the portfolio. This particular new company has got a very solid balance sheet with an opportunity to grow in all sectors. So historically, it wasn’t as though we didn’t like an asset or an asset type; it was a matter of where did we want to focus our efforts and we had a limited amount of capital and so we focused on specific asset types.

I think with a broader base and expertise in all areas and all asset types here, there’s a lot of crossover, operationally there’s a lot of crossover, maybe like building cars, it’s all the same chassis with a different body on it and we operate centers, we lease space and we collect rent. It’s pretty straightforward. So I feel good about all asset types and as I said before, I have played in all asset types and they are not all that different.

Paul Morgan - MLV & Co. - Analyst

Okay. And just to follow that, on Jersey Gardens and University Park, did you think about structuring it differently where — because it sounds like you may sell other assets to fund the deal of just announcing the transaction and then marketing more widely a handful of assets or seeing where the demand is best rather than doing the deal with Simon on the side?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Well, we thought about probably every conceivable combination of tactics on the one hand. On the other hand, the math to get to a cost that’s financeable, you have to balance the two. If you look at the Glimcher portfolio, Jersey Gardens was an example that stands out pretty clearly that, without a financing solution for that, it makes the rest of it hard for an upstart like Washington Prime. So as I said to an earlier question, if we could have afforded it, we would have kept it. A couple years from now will be different.

Paul Morgan - MLV & Co. - Analyst

Okay, great. Thanks.

Operator

Craig Schmidt, Bank of America.

Craig Schmidt - Bank of America Merrill Lynch - Analyst

Thank you. I was wondering if you could give a little more color on the G&A and property-level expense synergies and how we might think about those for the combined entity.

Mark Ordan - Washington Prime Group Inc. - President & CEO

We can’t because we haven’t gone through that yet. I know enough about how Michael has run his company and as Michael pointed and as you know, Craig, we have a tiny crew in Bethesda, Maryland. So this is not like other companies where you have huge social issues and upheaval. So it is a much smoother process. We think that, on the other hand, if you take a relatively small overhead like Glimcher has, you can add stick by stick to decide what you need to efficiently run the combined portfolio. And the beauty of the transition service agreement with Simon is that while we engineer that, we have all of our services provided. So it’s not like stepping off a boat and hoping the dock — I’m just trying to match your chassis comment. But we haven’t done that yet and obviously that’s something that Michael and I and our teams will be working on together.

Craig Schmidt - Bank of America Merrill Lynch - Analyst

Okay, thank you.

Operator

R.J. Milligan, Raymond James & Associates.

R.J. Milligan - Raymond James - Analyst

Good morning. Thank you for taking my call. I wanted to ask you guys about the acquisition strategy going forward. Michael, when you were at Glimcher, certainly the focus was on the highest productivity assets over the past couple years as you look to acquire. And I’m curious what that strategy is going to look like going forward, if you are going to continue to pursue higher productivity assets or if you are going to see yourselves more as an aggregator of some of the lower productivity B malls?

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

R.J., that’s a good question and it’s about cash flow. It’s about great assets with strong cash flow and an opportunity to grow. So we are going to play in multiple types and probably different levels of quality. But we are going to be opportunistic and we are going to have the ability to be opportunistic since we are playing in each category.

R.J. Milligan - Raymond James - Analyst

So would you guys be willing to say buy a portfolio of malls doing $200 a foot as long as it provided good cash flow?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Anything that we look at buying, we have to think it not only has strong cash flow today, but it has strong cash flow going forward. So that’s how we would judge it. And if you look at an asset, we would look at the sales, we would look at the rent rolls, we would look at its place in the market, we would look at where the competition is, what’s being built, blah, blah, blah. So that decision would be made based on a whole host of things. We believe that with our 30 state span, our strong balance sheet, our broad array of assets, that we’ll see lots of opportunities that will fit. But as we did at Washington Prime, I know

Michael and I are committed to holding out for great opportunities like we are announcing today and not just growing. So if something doesn’t meet the criteria, we are not a buyer.

R.J. Milligan - Raymond James - Analyst

Okay. And as my follow-up, the 15 assets that were on sale or being marketed in the Glimcher portfolio, are those going to continue to be marketed or are you guys pulling back on those potential dispositions?

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

It’s Michael. I believe they were just sold. It was just a little bit of a bigger package.

R.J. Milligan - Raymond James - Analyst

Got you. All right, thanks, guys.

Operator

D.J. Busch, Green Street Advisors.

D.J. Busch - Green Street Advisors - Analyst

Thank you. Michael, you mentioned a couple times that you are playing in every category. Your outlet investment just got a lot smaller with the sale of Jersey Gardens. I am just curious on how you see that business or that category growing in the new portfolio. Is there opportunities to repurpose or redevelop existing centers or will that come through acquisition or ground-up development?

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

Great question and what’s nice about being in all these categories, we can grow in any of them, we don’t have to grow in any of them. We have expertise in outlet, we have experienced people operationally, as well as on the leasing side in outlet. So if we find great outlet opportunities either through acquisition or development, we can pursue them. We know how to do it, we know the business and if we find them in lifestyle or in another category, we will go in that direction.

D.J. Busch - Green Street Advisors - Analyst

Was there a thought to package Seattle with Jersey Gardens or was that never an option as far as —?

Michael Glimcher - Glimcher Realty Trust - Chairman & CEO

We like the Seattle asset in the combined company. We think it has got a great growth profile. There has been significant investment in the asset and so I think, as Mark said earlier, the sale to Simon was sized to finance this deal and to maintain this stellar balance sheet and with the idea of not selling any more than needed.

D.J. Busch - Green Street Advisors - Analyst

Great, thank you.

Operator

Kunal Madhukar, Jefferies.

Kunal Madhukar - Jefferies & Co. - Analyst

Hi, thank you. I have a quick one on how the deal is accretive to WPG. Could you walk us through how you are getting to the accretive portion?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Well, we are not detailing today the accretion. We believe and we are fine-tuning our forecasting that this will be accretive in 2015, but we are not releasing a forecasted number yet.

Kunal Madhukar - Jefferies & Co. - Analyst

Okay. And just as a follow-up, in terms of the Simon transition, the services agreement, how much — what kind of cash flows are we talking about?

Mark Ordan - Washington Prime Group Inc. - President & CEO

I’m sorry, I don’t understand the question.

Kunal Madhukar - Jefferies & Co. - Analyst

The cost of the service agreement, what are the annual costs there?

Mark Ordan - Washington Prime Group Inc. - President & CEO

We have already disclosed that cost when we did our spin. I don’t have the number in front of me, but we think it’s enabled us to operate very efficiently and importantly with the flexibility to do a transition like this in an orderly way. And we believe that when we graduate from the transition service agreement, as I said before, there will be a lot of synergies and we will have a very efficient ongoing overhead.

Kunal Madhukar - Jefferies & Co. - Analyst

Thank you.

Operator

Nathan Isbee, Stifel.

Nathan Isbee - Stifel Nicolaus - Analyst

Yes, just two quick follow-ups. One, what is the breakup fee? And two, is there a collar on the WPG stock price?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Hang on one second.

Barbara Pooley - Washington Prime Group Inc. - SVP, Finance & Administration

Hang on a minute, Nate.

Mark Ordan - Washington Prime Group Inc. - President & CEO

I’m sorry, it’s Mark. First of all, on the collar, it’s a fixed calculation and what was your other question? I apologize because I was —.

Nathan Isbee - Stifel Nicolaus - Analyst

Breakup fee.

Mark Ordan - Washington Prime Group Inc. - President & CEO

On the break fee, that will be detailed in an 8-K. I would say that the features of this transaction are very normal and customary.

Nathan Isbee - Stifel Nicolaus - Analyst

Okay. And then just going back to the collar, or the lack thereof, you say it is a fixed calculation. So there is some market risk involved here in terms of where the WPG stock price goes between now and closing?

Mark Ordan - Washington Prime Group Inc. - President & CEO

There is some exposure, yes.

Nathan Isbee - Stifel Nicolaus - Analyst

All right, thank you.

Operator

Ross Nussbaum, UBS.

Ross Nussbaum - UBS - Analyst

Yes, hey, Mark, I don’t want to push too hard on this, but my inbox is filling up with questions from your investors on the accretion statement. And I think folks are struggling a little bit with when you say the deal is accretive, but you don’t give any color as to whether you are talking about a penny accretive or we are talking is this 5% accretive. Is there anything whatsoever you can say to your shareholders about ballpark as to what you think this does to your earnings going forward?

Mark Ordan - Washington Prime Group Inc. - President & CEO

Well, I would say — my answer and I apologize because to pinpoint this is going to take a little work. We believe it is going to be slightly accretive. We don’t think it’s a barn burner in terms of immediate accretion, but we do think it will be accretive in 2015 and we think that from that point forward, this is going to be a highly successful transaction. So I’m sorry, Ross, I can’t give you a more pinpoint answer, but I would say it is going to be slightly accretive, but clearly so.

Ross Nussbaum - UBS - Analyst

Is there a timeframe on which in your mind you expect to lay out some guidance for 2015? I know you hadn’t done that off of the I guess core company for the prior couple of months, but is that something you were thinking about doing on Q3 results or you are going to wait till year-end?

Mark Ordan - Washington Prime Group Inc. - President & CEO

The only thing I would say, in the coming months, between that time, that we will certainly be doing that.

Ross Nussbaum - UBS - Analyst

I appreciate it. Thank you.

Operator

Ladies and gentlemen, that concludes our question-and-answer session. I will now turn the call back to Barbara Pooley for closing remarks.

Barbara Pooley - Washington Prime Group Inc. - SVP, Finance & Administration

Thanks, everybody, for participating in today’s call. This presentation and any additional information, please see the Investor Relations websites at WashingtonPrime.com or Glimcher.com. Everybody have a great day. Thanks.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation. You may now disconnect and have a great day.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of WPG and GRT concerning the proposed transactions, the anticipated consequences and benefits of the transactions and the targeted close date for the transactions, and other future events and their potential effects on WPG and GRT, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions.  Such statements are based upon the current beliefs and expectations of WPG’s and GRT’s management, and involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of WPG or GRT to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, without limitation:  the ability to obtain the approval of the merger by GRT’s shareholders; the ability to satisfy the conditions to the transactions on the proposed terms and timeframe; the possibility that the transactions do not close when expected or at all; the ability to finance the transactions; the ability to successfully operate and integrate WPG’s and GRT’s businesses and achieve cost savings; the effect of the announcement of the transactions on the WPG’s or GRT’s relationships with their respective tenants, lenders or other business parties or on their operating results and businesses generally; changes in asset quality and credit risk; ability to sustain revenue and earnings growth; changes in political, economic or market conditions generally and the real estate and capital markets specifically; the impact of increased competition; the availability of capital and financing; tenant or joint venture partner(s) bankruptcies; the failure to increase mall store occupancy and same-mall operating income; risks associated with the acquisition, development, expansion, leasing and management of properties; changes in market rental rates; trends in the retail industry; relationships with anchor tenants; risks relating to joint venture properties; costs of common area maintenance; competitive market forces; the level and volatility of interest rates; the rate of revenue increases as compared to expense increases; the financial stability of tenants within the retail industry; the restrictions in current financing arrangements or the failure to comply with such arrangements; the liquidity of real estate investments; the impact of changes to tax legislation and WPG’s and GRT’s tax positions; failure to qualify as a real estate investment trust; the failure to refinance debt at favorable terms and conditions; loss of key personnel; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; possible restrictions on the ability to operate or dispose of any partially-owned properties; the failure to achieve earnings/funds from operations targets or estimates; the failure to achieve projected returns or yields on development and investment properties; changes in generally accepted accounting principles or interpretations thereof; terrorist activities and international hostilities; the unfavorable resolution of legal proceedings; the impact of future acquisitions and divestitures; significant costs related to environmental issues; and other risks and uncertainties, including those detailed from time to time in WPG’s and GRT’s periodic reports filed with the Securities and Exchange Commission, including WPG’s and GRT’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.  The forward-looking statements in this communication are qualified by these risk factors.  Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and WPG and GRT undertake no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.  Actual results may differ materially from current projections. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed transaction, WPG will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of GRT and a prospectus of WPG, and GRT will file other documents with respect to WPG’s proposed acquisition of GRT.  GRT plans to mail the definitive proxy statement/prospectus and a form of proxy to its shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WPG, GRT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about WPG and GRT, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from WPG by accessing WPG’s website at investors.washingtonprime.com under the heading “Financial Information” and then under “SEC Filings” or from GRT by accessing GRT’s website at investor.glimcher.com under the heading “Financial Information” and then under “SEC Filings.”  Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Washington Prime Group Inc., 7315 Wisconsin Avenue, Bethesda, Maryland 20814, Attention: Investor Relations, Telephone: 240-630-0021 or to Glimcher Realty Trust, 180 East Broad Street, Columbus, Ohio 43215, Attention: Investor Relations, Telephone: 614-887-5632.

Participants in Solicitation Relating to the Merger

WPG, GRT and their respective directors or trustees and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GRT’s shareholders in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GRT’s shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, in GRT is set forth in WPG’s Registration Statement on Form 10-12(b), GRT’s Annual Report on Form 10-K for the year ended December 31, 2013, and GRT’s Proxy Statement on Schedule 14A, dated March 28, 2014, which are filed with the SEC.  Additional information regarding the interests of WPG’s or GRT’s directors or trustees and executive officers in the proposed transactions, which may be different than those of GRT’s shareholders generally, will be contained in the proxy statement/prospectus and other relevant documents when filed with the SEC in connection with the proposed transactions.